PACIFIC BOOKER MINERALS INC.
#1702-1166 Alberni Street

Vancouver, BC V6E 3Z3

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT MAY 7, 2012 FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 11, 2012 (THE “MEETING”).

This Information Circular is furnished in connection with the solicitation of proxies by management of Pacific Booker Minerals Inc. (“Pacific Booker”) for use at the Meeting (or any adjournment thereof), at the time and place and for the purposes set forth in the Notice of Meeting.  It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally or by telephone by directors, officers or arms-length third parties appointed by Pacific Booker.  Management is unable at this time to accurately estimate what the cost of such solicitation may be.

All costs of this solicitation will be borne by Pacific Booker.  Pacific Booker will also pay the broker-dealers, banks or other nominee shareholders of record of Pacific Booker their reasonable expenses in mailing copies of the foregoing material to beneficial owners of shares.

All dollar amounts in this Information Circular are in Canadian currency unless otherwise specified.

This document is available on SEDAR at www.sedar.com and, upon request, a copy of this document will be provided free of charge to any security holder of Pacific Booker.

RECORD DATE

Pacific Booker directors have set May 7, 2012 as the record date for determining which shareholders shall be entitled to receive notice of the Meeting.  Only shareholders of record at the close of business on May 7, 2012, who either attend the Meeting personally or complete and deliver the form of proxy in the manner and subject to the provisions discussed below, will be entitled to vote or to have their shares voted at the Meeting.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

The persons named in the form of proxy as proxyholders are directors of Pacific Booker.  A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so, either by striking out the printed names and inserting the desired person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy.  In either case, the completed proxy must be delivered to the office of Computershare Investor Services, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed or any adjournment thereof at which the form of proxy is to be used.

A shareholder who has given a proxy may revoke it by an instrument in writing, duly executed by the shareholder or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation and delivered to Pacific Booker’s registered office, Suite 300 – 576 Seymour Street, Vancouver, BC  V6B 3K1, at any time up to and including the last business day that precedes the day of the Meeting or, if adjourned, the day that precedes any reconvening thereof, or to the Chairman of the Meeting, on the day of the Meeting or, if adjourned, any reconvening thereof, or in any manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

VOTING OF PROXIES

If the form of proxy is completed, signed and delivered as prescribed above, the persons named as proxyholders in the form of proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the instructions of the shareholder appointing them.  The form of proxy confers discretionary authority upon the proxyholders with respect to all other matters or variations to matters which may properly come before the Meeting or any adjournment thereof.  As of the date of this Information Circular, management of Pacific Booker knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting.  If other matters should properly come before the Meeting, however, the form of proxy will be voted on such matters in accordance with the best judgement of the person or persons voting the proxy.

If no choice is specified by a shareholder in the form of proxy with respect to a matter identified in the form of proxy or any amendment or variations to such matters, it is intended that the person designated by management in the form of proxy will vote the shares therein represented in favour of each matter identified on the form of proxy and for the nominees of management for directors and auditors.

BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold common shares in their own name.  Shareholders who do not hold their shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of Pacific Booker as the registered holders of common shares can be recognized and acted upon at the Meeting.  If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those common shares will not be registered in the Beneficial Shareholder’s name on the records of Pacific Booker.  Such common shares will more likely be registered under the name of the Beneficial Shareholder’s broker or an agent of that broker.  In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholders.  Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by Pacific Booker; however, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Services (“Broadridge”).  Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example).  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting.  A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote common shares directly at the Meeting.  The voting instruction form must be returned to Broadridge (or instructions respecting the voting of common shares must be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted.

This Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders.  Beneficial Shareholders fall into two categories – those who object to their identity being known to Pacific Booker of securities which they own (“Objecting Beneficial Owners”, or “OBO’s”) and those who do not object to their identity being made known to Pacific Booker of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBO’s”).  Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBO’s from intermediaries via their transfer agents.  If you are a Beneficial Shareholder, and Pacific Booker or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

Pacific Booker has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy related materials directly to its NOBO’s.  By choosing to send these materials to you directly, Pacific Booker (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  As a result, if you are a NOBO of Pacific Booker, you can expect to receive a scannable Voting Instruction Form (“VIF”) from the Transfer Agent.  Please complete and return the VIF to the Transfer Agent in the envelope provided or by facsimile.  In addition, telephone voting and internet voting can be found in the VIF.  The Transfer Agent will tabulate the results of the VIF’s received from Pacific Booker’s NOBO’s and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIF’s they receive.

Pacific Booker’s OBO’s can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.  Alternatively, a Beneficial Shareholder may request in writing that their broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their common shares.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at May 7, 2012, the record date, there were a total of 12,216,289 common shares outstanding.  Each common share entitles the holder thereof to one vote.

To the knowledge of Pacific Booker’s directors and executive officers no person or company beneficially owns, or controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to Pacific Booker’s issued and outstanding common shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Information Circular, no director, executive officer, proposed management nominee, or any associate or affiliate thereof has any material interest, direct or indirect, by way of beneficial ownership of shares of Pacific Booker or otherwise in the matters to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

FIXING THE SIZE OF THE BOARD OF DIRECTORS

It is intended that the number of directors to be elected by the shareholders be established at seven (7).  This requires the approval of the shareholders of Pacific Booker by an ordinary resolution which approval will be sought at the Meeting.

ELECTION OF DIRECTORS

At the Meeting, shareholders will be called upon to elect seven (7) directors for the ensuing year or until their successors are duly elected or appointed, unless the director’s office is earlier vacated in accordance with the Articles of Pacific Booker, or unless that person becomes disqualified to act as a director.  While management does not contemplate that any of its nominees will be unable to serve as a director, if any management nominee should become unavailable, the form of proxy will be voted for substitute nominees as may be nominated by management.  Set forth below is information regarding each management nominee for election at the Meeting as a director of Pacific Booker:

Name, place of residence and position with Issuer	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years	Date of appointment as director	No. of Shares Beneficially Owned Directly or Indirectly as of the Date Hereof (1)
Gregory R. Anderson Gold Canyon, AZ President, Chief Executive Officer & Director	Owner, President and CEO of G.R. Enterprises	June 24, 2005	168,550
William G. Deeks (2) (3) (5) Whistler, BC Director	Executive	March 17, 1997	134,745
Mark H. Gulbrandson (2) (3) (5) Lakeville, MN Director	Owner, CEO of Apple Auto Group, Minneapolis, MN	June 24, 2005	232,430
John Plourde (4) West Vancouver, BC Director	Investor Relations Consultant	December 20, 1999	534,879
Dennis Simmons (2) (3) (5) Apple Valley, MN Director	Self-Employed Dentist	November 29, 2006	349,489
Erik A. Tornquist Burnaby, BC Vice President, Chief Operating Officer and Director	Consultant	June 24, 2005	155,960
William F. Webster (2) (3) (4) (5) Toronto, ON Director	Self-Employed Businessman	June 24, 2005	231,430

(1)

Based on information provided by the Directors.

(2)

Member of the Audit and Finance Committee.

(3)

Member of the Nominating and Corporate Governance Committee.

(4)

Member of the Disclosure Committee.

(5)

Member of the Compensation Committee.

Pacific Booker does not currently have an executive committee of the Board of Directors.

STATEMENT OF CORPORATE GOVERNANCE

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all companies to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201.  These Guidelines are not prescriptive, but have been used by Pacific Booker in adopting its corporate governance practices.  Pacific Booker’s approach to corporate governance is set out below.

Board of Directors

The Board currently consists of seven (7) directors: Gregory R. Anderson, William G. Deeks, Mark H. Gulbrandson, John Plourde, Dennis Simmons, Erik A. Tornquist, and William F. Webster.

The Guidelines suggest that the Board of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under section 1.4 of MI 52-110 which provides that a director is independent if he or she has no direct or indirect “material relationship” with Pacific Booker.  A “material relationship” is a relationship which could, in the view of Pacific Booker’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgement.  The independent members of the board of directors are William G. Deeks, Mark H. Gulbrandson, Dennis Simmons and William F. Webster.  Gregory R. Anderson is not independent as he is also the President and Chief Executive Officer of Pacific Booker.  Erik A. Tornquist is not independent as he is the VP and Chief Operating Officer of Pacific Booker.  John Plourde is not independent as he receives consulting fees for providing investor relations services to Pacific Booker.

Directorships

None of the directors are currently directors of other reporting issuers or their equivalent in a domestic or foreign jurisdiction.

Orientation

Pacific Booker has not yet developed an official orientation or training program for directors.  If and when new directors are added, however, they have the opportunity to become familiar with Pacific Booker by meeting with other directors and with officers and employees of Pacific Booker.  As each director has a different skill set and professional background, orientation and training activities are and will continue to be tailored to the particular needs and experience of each director.

Ethical Business Conduct

The board of directors conducts itself with high business and moral standards and follows all applicable legal and financial requirements.  The board of directors has adopted a written code of ethics for its directors, officers, employees and consultants.

Nomination of Directors

The Nominating and Corporate Governance Committee is charged with the responsibility of identifying new candidates for board nominations, including setting up a procedure for identifying new candidates.

Compensation

The Compensation Committee is responsible for determining all forms of compensation, including long-term incentives in the form of stock options to be granted to directors, officers and consultants of Pacific Booker.  The Compensation Committee is also responsible for reviewing recommendations for compensation of the Chief Executive Officer and other officers of Pacific Booker, to ensure such arrangements reflect the responsibilities and risks associated with each position.  When determining the compensation of its officers, the Compensation Committee considers:  (i) recruiting and retaining officers critical to the success of Pacific Booker; (ii) providing fair and competitive compensation (iii) balancing the interests of management and Pacific Booker’s shareholders; and (iv) rewarding performance, both on an individual bases and with respect to operations in general.

Other Board Committees

Pacific Booker has no other committees other than the Audit and Finance Committee, Nominating and Corporate Governance Committee, Disclosure Committee and Compensation Committee.

Assessments

The Nominating and Corporate Governance Committee is charged with the responsibility of satisfying itself that the board, its committees and individual directors are performing effectively.

STATEMENT OF EXECUTIVE COMPENSATION

This disclosure is intended to communicate the compensation provided to Pacific Booker’s President and Chief Executive Officer (the “CEO”), the Chief Financial Officer (the “CFO”) and the three other most highly compensated officers of Pacific Booker (if they individually received more than $150,000 of total compensation during the most recently completed financial year) during the year ended January 31, 2012 (collectively, the “Named Executive Officers”) and the directors of Pacific Booker.  For the year ended January 31, 2012, Pacific Booker’s Named Executive Officers were Gregory R. Anderson, Pacific Booker’s President and CEO, Ruth Swan, Pacific Booker’s CFO and Erik A. Tornquist, Pacific Booker’s VP and COO.

Compensation Discussion and Analysis

Executive and Employee Compensation Objectives and Principles

The Board of Directors recognizes that Pacific Booker’s success depends greatly on its ability to attract, retain and motivate superior performing employees or consultants at all levels, which can only occur if Pacific Booker has an appropriately structured and executed compensation program.  Pacific Booker’s compensation philosophy is aligned with its business strategy and objectives as a junior mining company.  Salaries, fees and benefits are intended to be competitive within Pacific Booker’s business sector, while long-term incentive compensation is provided to reward performance that contributes to the achievement of its strategy on a long term basis and the creation of shareholder value.  Pacific Booker strives to maintain compensation programs that attract and retain committed, highly qualified personnel by providing competitive compensation and benefits as well as incentives that align the interests of officers, consultants and employees with those of the shareholders.

In determining the nature and quantum of compensation for Pacific Booker’s executive officers, we are seeking to achieve the following objectives, in approximately an equal level of importance:

•

to provide a strong incentive to management to contribute to the achievement of Pacific Booker’s short-term and long-term corporate goals;

•

to ensure that the interests of Pacific Booker’s executive officers and the interests of its shareholders are aligned;

•

to enable Pacific Booker to attract, retain and motivate executive officers of the highest caliber in light of the strong competition in its industry for qualified personnel;

•

to recognize that the successful implementation of Pacific Booker’s corporate strategy cannot necessarily be measured, at this stage of its development, only with reference to quantitative measurement criteria of corporate or individual performance; and

•

to provide fair, transparent, and defensible compensation.

In applying these principles during this period of growth, the Compensation Committee, and the Board, maintain a significant degree of flexibility and subjectivity in making recommendations and compensation decisions.

Elements of Total Compensation

The compensation that Pacific Booker pays to its executive officers generally consists of a base amount for consulting fees payable on an hourly, monthly or annual basis, quarterly or annual performance bonuses (paid in cash) and equity incentives.  Pacific Booker’s compensation policy reflects a belief that an element of total compensation for its executive officers should be "at risk" and aligned with long-term interests of shareholders in the form of common shares or incentive stock options, so as to create a strong incentive to build shareholder value.

The following summarizes the primary purpose of each compensation element and its emphasis:

•

Base compensation — paid in cash as a fixed amount of compensation for performing day-to-day responsibilities.

•

Long-term Equity Based Incentive Compensation — Equity incentives in the form of stock options granted to align compensation with achievement of Pacific Booker’s goals, creating shareholder value, achieving corporate objectives and to retain executives over a longer period.

In making compensation recommendations to the Board in respect of these elements, the Compensation Committee considers both the cumulative compensation being granted to executives as well as internal comparisons among Pacific Booker’s executives.

Determining Compensation

The Compensation Committee oversees and sets the general guidelines and principles for the implementation of Pacific Booker’s executive compensation policies, assesses the individual performance of its executive officers and makes recommendations to the Board of Directors.  Based on these recommendations, the Board of Directors makes decisions concerning the nature and scope of the compensation to be paid to Pacific Booker’s executive officers.  The Compensation Committee bases its recommendations to the Board on its compensation philosophy and on individual and corporate performance.

The Chairman of the Compensation Committee meets with the CEO to both set goals for the forthcoming year, and to complete the annual review of the CEO’s performance.  The Compensation Committee works with the CEO to evaluate the performance and set the compensation for the other NEOs, including proposed salary adjustments or revisions to consulting agreements, where applicable, any bonus awards and the award of any stock options.

Base Compensation

The base compensation of Pacific Booker’s executive officers have traditionally been determined based on the requirements of an executive officer's consulting agreement as well as a subjective assessment of each individual's performance, experience and other factors Pacific Booker believes to be relevant, including prevailing industry demand for personnel having comparable skills and performing similar duties, and the compensation the individual could reasonably expect to receive from a competitor and Pacific Booker’s ability to pay.  Consulting fees are reviewed annually to ensure they reflect the individual’s expertise and performance in fulfilling the individual’s role and responsibilities and remain externally competitive.

Long-term Equity Based Incentive Compensation

The relationship of corporate performance to executive compensation under Pacific Booker’s executive compensation program is created, in part, through equity compensation mechanisms.  Incentive stock options, which vest and become exercisable through the passage of time, link the bulk of Pacific Booker’s equity-based executive compensation to shareholder return, measured by increases in the market price of its common shares.  All outstanding stock options have been or are deemed to have been granted under Pacific Booker’s current Stock Option Plan.

Pacific Booker continues to believe that stock-based incentives encourage and reward effective management that results in long-term corporate financial success, as measured by stock appreciation.  Equity-based incentives awarded to Pacific Booker’s executive officers have generally been based upon the Compensation Committee’s subjective evaluation of each executive officer’s ability to influence Pacific Booker’s long-term growth and to reward outstanding individual performance and contributions to Pacific Booker’s business.  Other factors influencing Pacific Booker’s recommendations respecting the nature and scope of the equity-based incentives to be awarded to its executive officers in a given year have included:  awards made in previous years, the number of incentive stock options that remain outstanding and exercisable from grants in previous years and the exercise price and the remaining exercise term of those outstanding stock options.

Option exercise periods and vesting schedules for options granted to Pacific Booker’s executive officers are determined in accordance with terms of Pacific Booker’s stock option plan.

During the year ended January 31, 2012, 1,014,827 stock options were granted to directors, officers, consultants and employees of Pacific Booker.  606,827 options may be exercised at a price of $7.44 per share until May 16, 2018 and 408,000 options may be exercised at a price of $7.40 per share until June 20, 2017.

Summary Compensation Table

The following table sets forth a summary of all compensation paid during the years ended January 31, 2012, January 31, 2011 and January 31, 2010 to the Named Executive Officers.

Name and Principal Position	Year ended January 31	Salary / Fees ($)	Share- based awards ($)	Option- based awards (1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Gregory R. Anderson President and CEO	2012	118,804 (2)	Nil	364,665	Nil	Nil	Nil	Nil	483,469
	2011	123,894 (2)	Nil	138,858	Nil	Nil	Nil	Nil	262,752
	2010	135,910 (2)	Nil	140,872	Nil	Nil	Nil	Nil	276,782
Ruth Swan	2012	30,893 (3)	Nil	192,403	Nil	Nil	Nil	Nil	223,296
	2011	31,913 (3)	Nil	43,420	Nil	Nil	Nil	Nil	75,333
	2010	28,208 (3)	Nil	28,746	Nil	Nil	Nil	Nil	56,954
Erik A. Tornquist	2012	96,000 (4)	Nil	385,080	Nil	Nil	Nil	Nil	481,080
	2011	96,000 (4)	Nil	138,858	Nil	Nil	Nil	Nil	234,858
	2010	116,000 (4)	Nil	140,872	Nil	Nil	Nil	Nil	256,872

(1)

The option-based awards dollar amount was calculated using the Black-Scholes model which included assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of Pacific Booker’s common shares and expected life of the options.

(2)

Gregory R. Anderson provides Investor Relations services to Pacific Booker pursuant to an unwritten consulting arrangement.  He is paid $10,000US per month.

(3)

Ruth Swan provides bookkeeping services to Pacific Booker pursuant to an unwritten consulting arrangement.  She is paid on a per hour basis at $30 per hour.

(4)

Erik A. Tornquist provides Project Management services to Pacific Booker pursuant to an unwritten consulting arrangement.  He is paid $8,000 per month.

Incentive Plan Awards

The following table sets forth information in respect of all outstanding share-based awards and option-based awards outstanding by Pacific Booker to each of the Named Executive Officers at the end of Pacific Booker’s most recently completed financial year ended January 31, 2012.

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
Gregory R. Anderson	92,500 20,000 49,400 76,800 51,600	7.81 5.75 7.70 7.44 7.40	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018	133,200 70,000 76,570 139,008 95,460	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Ruth Swan	10,030 10,000 14,900 61,827 10,000	7.81 5.75 7.70 7.44 7.40	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018	14,443 35,000 23,095 111,907 18,500	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Erik A. Tornquist	92,500 20,000 49,400 76,800 60,000	7.81 5.75 7.70 7.44 7.40	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018	133,200 70,000 76,570 139,008 111,000	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A

(1)

The “Value of unexercised in-the-money options” is calculated on the basis of the difference between the closing price of Pacific Booker’s common shares on the TSX Venture Exchange on January 31, 2012 and the Exercise Price of the options.  The closing price of Pacific Booker’s common shares on the TSX Venture Exchange on January 31, 2012 was $9.25.

Incentive Plan Awards – value vested or earned during the year

The following table sets forth for each Named Executive Officer, the value of option-based awards and share-based awards which vested during the year ended January 31, 2012 and the value of non-equity incentive plan compensation earned during the year ended January 31, 2012.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gregory R. Anderson	64,679	N/A	N/A
Ruth Swan	34,930	N/A	N/A
Erik A. Tornquist	67,492	N/A	N/A

(1)

Calculated based on the difference between the market price of the common shares on the vesting date and the exercise price of the options on the vesting date.  A nil amount indicates that no options held by the Named Executive Officer vested during the year ended January 31, 2012 at an “in the money” amount when the exercise price was compared to the closing price of Pacific Booker’s common shares on the TSX Venture Exchange on the date of vesting.

Pension Plan Benefits

Pacific Booker does not have a pension plan or provide any benefits following or in connection with retirement.

Termination and Change of Control Benefits

Pacific Booker does not have any contracts, agreements, plans or arrangements that provides for payment to an NEO at, following or in connection with any termination, resignation, retirement, a change in control of Pacific Booker or a change in an NEO’s responsibilities.

Director Compensation

The following table sets forth all amounts of compensation provided to each of Pacific Booker’s directors other than directors who are also Named Executive Officers, for the year ended January 31, 2012.

Name	Fees Earned ($) (2)	Share- Based Awards ($)	Option Based Awards (1) ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)
William Deeks	5,000	Nil	52,675	N/A	N/A	N/A	57,675
Mark Gulbrandson	5,000	Nil	52,675	N/A	N/A	N/A	57,675
John Plourde	N/A	Nil	67,492	N/A	N/A	132,000 (3)	199,492
Dennis Simmons	3,500	Nil	87,557	N/A	N/A	N/A	91,057
William Webster	5,000	Nil	52,675	N/A	N/A	N/A	57,675

(1)

The option-based awards dollar amount was calculated using the Black-Scholes model which included assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of Pacific Booker’s common shares and expected life of the options.

(2)

Directors fees.  Directors are paid $500 per meeting at which they attend in their capacity as a director.

(3)

Mr. Plourde receives a consulting fee of $11,000 per month for providing investor relations services to the Company.

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth for each of Pacific Booker’s directors, other than directors who are also Named Executive Officers, all option-based awards and share-based awards outstanding at the end of the period ended January 31, 2012.

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (#)
William Deeks	70,000 20,000 49,400 49,900 51,600	7.81 5.75 7.70 7.44 7.40	June 23,2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018	100,800 70,000 76,570 90,319 95,460	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Mark Gulbrandson	70,000 20,000 49,400 49,900 51,600	7.81 5.75 7.70 7.44 7.40	June 23,2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018	100,800 70,000 76,570 90,319 95,460	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
John Plourde	92,500 20,000 49,400 76,800 60,000	7.81 5.75 7.70 7.44 7.40	June 23,2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018	133,200 70,000 76,570 139,008 111,000	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Dennis Simmons	70,000 20,000 49,400 149,900 51,600	7.81 5.75 7.70 7.44 7.40	June 23,2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018	100,800 70,000 76,570 271,319 95,460	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
William Webster	70,000 20,000 49,400 49,900 51,600	7.81 5.75 7.70 7.44 7.40	June 23,2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018	100,800 70,000 76,570 90,319 95,460	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A

(1)

The “Value of unexercised in-the-money options” is calculated on the basis of the difference between the closing price of Pacific Booker’s common shares on the TSX Venture Exchange on January 31, 2012 and the Exercise Price of the options.  The closing price of Pacific Booker’s common shares on the TSX Venture Exchange on January 31, 2012 was $9.25.

Incentive Plan Awards – value vested or earned during the year

The following table sets forth for each of Pacific Booker’s directors, other than directors who are also Named Executive Officers, the value of option-based awards and share-based awards which vested during the year ended January 31, 2012 and the value of non-equity incentive plan compensation earned during the year ended January 31, 2012.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
William Deeks	52,675	N/A	N/A
Mark Gulbrandson	52,675	N/A	N/A
John Plourde	67,492	N/A	N/A
Dennis Simmons	87,557	N/A	N/A
William Webster	52,675	N/A	N/A

(1)

Calculated based on the difference between the market price of the common shares on the vesting date and the exercise price of the options on the vesting date.  A nil amount indicates that no options held by the directors vested during the year ended January 31, 2012 at an “in the money” amount when the exercise price was compared to the closing price of Pacific Booker’s common shares on the TSX Venture Exchange on the date of vesting.

Pacific Booker has no plans to compensate its directors for services in their capacity as directors other than through the granting of stock options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Pacific Booker’s financial year ended January 31, 2012, all information required with respect to compensation plans under which equity securities of Pacific Booker are authorized for issuance:

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,198,057 (1)	$7.44	242,200 (2)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	2,198,057	$7.44	242,200

(1)

Options outstanding which have been granted pursuant to Pacific Booker’s Stock Option Plan.

(2)

As at January 31, 2012, a total of 242,200 options remained available for issuance under Pacific Booker’s Stock Option Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No person who is, or at any time during the most recently completed financial year was, a director or executive officer of Pacific Booker, a proposed nominee for election as a director of Pacific Booker, or an associate of any of the foregoing individuals, has been indebted to Pacific Booker at any time since the commencement of Pacific Booker’s last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein or in the Financial Statements, no informed person of Pacific Booker, any proposed director of Pacific Booker, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of its most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Pacific Booker or any of its subsidiaries.  An “informed person” means a director or executive officer of a reporting issuer; a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; any person or company who beneficially owns, directly or indirectly, voting shares of a reporting issuer or who exercises control or direction over shares of a reporting issuer, or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of a reporting issuer and could include a reporting issuer if the reporting issuer has purchased, redeemed or otherwise acquired any of its own securities, for so long as it hold any of its securities.

MANAGEMENT CONTRACTS

Management functions of Pacific Booker are substantially performed by directors or senior officers (or private companies controlled by them, either directly or indirectly) of Pacific Booker and not, to any substantial degree, by any other person with whom Pacific Booker has contracted.

APPOINTMENT OF AUDITORS

The persons named as proxyholders in the form or proxy intend to vote for the continued appointment of Meyers Norris Penny LLP, Chartered Accountants, as Pacific Booker’s auditors until the next annual general meeting at a remuneration to be fixed by the Board.  Meyers Norris Penny LLP were first appointed auditors of Pacific Booker in February 2008.

AUDIT COMMITTEE

Audit Committee

As the date of this information circular, the members of the audit committee of Pacific Booker are William G. Deeks, Mark H. Gulbrandson, Dennis Simmons and William F. Webster.  All members are “independent” and are “financially literate” as those terms are defined in National Instrument 52-110 Audit Committees (“NI 52-110”).  Pacific Booker is relying on the exemption provided under Section 6.1 of MI 52–110 for venture issuers which exempts venture issuers from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

NI 52-110 requires the Company’s Audit Committee to meet certain requirements.  It also requires the Company to disclose in this Circular certain information regarding the Audit Committee.  That information is disclosed below.

Overview

The Audit Committee of the Company’s Board of Directors is responsible for:

1.

recommending to the Company’s Board of Directors the external auditor to be nominated for election by the Company’s shareholders at each Annual General Meeting and approving the compensation of such external auditor;

2.

overseeing the work of the external auditor, including the resolution of disagreements between the auditor and management regarding the Company’s financial reporting;

3.

pre-approving all non-audit services to be provided to the Company and its subsidiaries, if any, by the auditor;

4.

reviewing the Company’s annual and interim financial statements, Management’s Discussion & Analysis (MD&A) and press releases regarding earning before they are submitted for review and approval by the Board of Directors and publicly disseminated by the Company;

5.

confirming adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically accessing the adequacy of those procedures; and

6.

reviewing and approving the Company’s hiring policies regarding current and former partners and employees of the Company’s current and former auditors.

The Company’s auditor reports directly to the Audit Committee.

Audit Committee Charter

Pursuant to NI 52-110, Pacific Booker’s audit committee is required to have a charter.  A copy of Pacific Booker’s Audit Committee Charter is attached as Schedule “B” to this Information Circular.

Relevant Education and Experience

Name of Member

Education

Experience

William G. Deeks

N/A

47 years experience as

director and/or officer

Mark H. Gulbrandson

N/A

34 years experience as

director and/or officer

Dennis Simmons

N/A

28 years experience as

director and/or officer

William F. Webster

BA (Honors) Economics

38 years experience as

University of Toronto, 1965

director and/or officer

Each audit committee member has had extensive experience reviewing financial statements.  Each member has an understanding of Pacific Booker’s business and has an appreciation for the relevant accounting principles for its business.

Audit Committee Oversight

At no time since the commencement of Pacific Booker’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of Pacific Booker’s most recently completed financial year has Pacific Booker relied on the exemption in Section 2.4 of NI 52-110 (de minimis non-audit services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval of Policies and Procedures

The audit committee is authorized by the board of directors to review the performance of Pacific Booker’s external auditors and approve in advance, provision of services other than auditing and to consider the independence of the external auditors.

External Auditor Service Fees

The aggregate fees billed by Pacific Booker’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending January 31	Audit Fees (1)	Audit Related Fees (2)	Tax Fees	All Other Fees (3)
2012	38,000	12,000	Nil	4,059
2011	38,000	Nil	Nil	Nil

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of Pacific Booker’s consolidated financial statements and fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements.  Audit fees also include audit or other attest services required by legislation or regulation.

(2)

These fees related to the performance of the internal controls over financial reporting audit to comply with US listing requirements.

(3)

These fees related to consulting services for the first quarter IFRS statements.

Exemption

Pacific Booker is relying on the exemption from full compliance with NI 52-110 granted for “venture issuers” under section 6.1 of NI 52-110.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management is seeking shareholder approval to adopt a new stock option plan (the “2012 Stock Option Plan”) for Pacific Booker in accordance with, and subject to, the policies of the TSX Venture Exchange (the “Exchange”).  Pacific Booker’s current incentive stock option plan (the “Current Plan”) was approved by its shareholders at the annual and extra-ordinary general meeting held on May 30, 2011.  As a result of changes to the Income Tax Act (Canada) relating to “source deduction requirements”, public companies, such as Pacific Booker, must withhold and remit to the Canada Revenue Agency amounts from the employment benefit realized upon the exercise of options when common shares are issued to optionees.  Pacific Booker wishes to adopt the 2012 Stock Option Plan which will replace and supercede the Current Plan in order to ensure compliance with the withholding requirements.  As a result, Shareholders are being asked to approve the 2012 Stock Option Plan.  Pacific Booker also proposes to increase the number of shares issuable under the Current Stock Option Plan from 2,404,057 (approximately 20% of Pacific Booker’s issued and outstanding shares as of the date of its last annual general meeting) to the number equal to 20% of its issued and outstanding shares on June 11, 2012.

The purpose of the 2012 Stock Option Plan will remain the same; namely, to encourage ownership of the common shares of Pacific Booker by persons (“Eligible Persons”) who are directors, senior officers and key employees of, as well as consultants and employees of management companies providing services to, Pacific Booker and/or our subsidiaries.  These individuals are primarily responsible for the management and profitable growth of Pacific Booker’s business or the business of its subsidiaries.  Management hopes that the 2012 Stock Option Plan will continue to advance the interests of Pacific Booker and its subsidiaries by providing additional incentive for superior performance by all eligible recipients.  Given the competitive environment in which Pacific Booker operates its business, the 2012 Stock Option Plan will assist Pacific Booker and its subsidiaries to attract and retain valued directors, senior officers, employees, consultants and management company employees.  Under the 2012 Stock Option Plan, which will be subject to both shareholder and regulatory approval, a total equal to 20% of Pacific Booker’s issued and outstanding shares on June 11, 2012 (which includes all existing stock options) will be allotted and reserved for future issuance.

Terms of the New Stock Option Plan

The following summary is a brief description of the 2012 Stock Option Plan and is qualified in its entirety by the full text of the 2012 Stock Option Plan:

1.

The maximum number of shares that may be issued upon the exercise of stock options granted under the 2012 Stock Option Plan may not exceed the number equal to 20% of our issued and outstanding shares on June 11, 2012.

2.

Stock options can be issued to persons who are directors, senior officers, employees and consultants of, or employees of management companies providing services to, Pacific Booker or any of our subsidiaries.

3.

The option price of any common share in respect of which an option may be granted under the 2012 Stock Option Plan shall be fixed by the Board of Directors but shall be not less than the minimum price permitted by the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

4.

In the case of options issued to consultants performing investor relations activities, the vesting schedule shall provide for a vesting period of at least 12 months with no more than 1/4 of the options vesting in any three month period.

5.

The number of options granted to any one consultant in any 12 month period may not exceed 2% of the issued shares.

6.

Upon expiry of an option, or if an option is otherwise terminated for any reason without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purpose of the 2012 Stock Option Plan.

7.

All options granted under the 2012 Stock Option Plan may not have an expiry date exceeding ten years from the date such options are granted.

8.

If an optionee ceases to be (other than by reason of death or a change of control of Pacific Booker) an eligible recipient of options, then the option granted shall expire within a reasonable period of time following the date that the optionee ceased to be an eligible recipient of options.  Such reasonable period shall be determined by the Board of Directors.

9.

If an optionee ceases to be an eligible recipient of options by reason of death, an optionee’s heirs or administrators shall have until the earlier of:

(a)

one year from the death of the option holder; and

(b)

the expiry date of the options

in which to exercise any portion of options outstanding at the time of death of the optionee.

10.

If an optionee ceases to be an eligible recipient of options by reason of a change of control of Pacific Booker all options, subject to regulatory approval, will immediately become vested.  Provided the optionee is not providing investor relations activities, any vested options will be exercisable for a period ending on the earlier of (i) 90 days from the date the optionee ceased to be an eligible recipient and (ii) the expiry date of the options.

11.

The 2012 Stock Option Plan will be administered by the Board of Directors of Pacific Booker who will have the full authority and sole discretion to grant options under the 2012 Stock Option Plan to any eligible recipient, including themselves.

12.

The options are not assignable or transferable by an optionee.

13.

Pacific Booker shall have the authority to deduct and withhold, or require the Optionee to remit to Pacific Booker, the amount of any taxes or other required source deductions which Pacific Booker is required by law or regulation of any governmental authority whatsoever to remit in connection with any issuance of shares upon the exercise of options.

14.

The Board of Directors may from time to time, and subject to regulatory approval, amend or revise the terms of the 2012 Stock Option Plan.

A copy of the 2012 Stock Option Plan will be available for shareholders to review at the Meeting.

Disinterested Shareholder Approval of the 2012 Stock Option Plan

The TSX Venture Exchange requires shareholder approval of any stock option plan that, together with all of an issuer’s other previously established stock option plans or grants, could result at any time in the number of listed shares reserved for issuance under stock options exceeding 10% of the outstanding listed shares.  An issuer is also required to obtain disinterested shareholder approval of stock options if, among other things, a stock option plan, together with all of an issuer’s previously established or proposed stock option grants, could result at any time in:

(i)

the number of shares reserved for issuance under stock options granted to insiders exceeding 10% of the issued shares;

(ii)

the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares; or

(iii)

the issuance to any one optionee, within a 12 month period, of a number of shares exceeding 5% of the issued shares.

In such case, a stock option plan must be approved by a majority of the votes cast by all shareholders at a general meeting, excluding votes attaching to shares beneficially owned by (i) insiders to whom options may be issued under the stock option plan; and (ii) associates of insiders to whom options may be issued under the stock option plan.  The people who are allowed to vote are referred to as “Disinterested Shareholders”.  The term “insider” is defined in the Securities Act (British Columbia) and includes, among other persons, directors and senior officers of Pacific Booker and its subsidiaries and shareholders owning more than 10% of the voting securities of Pacific Booker.  The term “associate” includes, among other persons, (a) an insider’s spouse or child or any relative of the insider or the insider’s spouse who has the same residence as that insider; and (b) an issuer of which the insider beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to all outstanding voting securities of the issuer.

As the 2012 Stock Option Plan together with all of Pacific Booker’s previously established or proposed stock option grants, could result in the circumstances described above, Pacific Booker must obtain the approval of its Disinterested Shareholders for the adoption of the 2012 Stock Option Plan.  For the purposes of the vote, all of the directors and officers of Pacific Booker and its subsidiaries and their associates will be considered insiders, such that they and their associates may not vote on the matter.

Accordingly, Disinterested Shareholders will be asked to consider and, if thought appropriate, to pass, with or without amendment, the Stock Option Plan Resolution set out in Schedule ”A” to this Information Circular.  In order to be effective, the Stock Option Plan Resolution must be approved by a majority of the votes cast in person or by proxy in respect thereof by the Disinterested Shareholders and approved by the Exchange.

ADDITIONAL INFORMATION

Additional information concerning Pacific Booker is available on SEDAR at www.sedar.com.  Pacific Booker will provide a copy of its financial statements and MD&A free of charge to any security holder of Pacific Booker upon written request.  Financial information concerning Pacific Booker is provided in Pacific Booker’s comparative financial statements and Management’s Discussion and Analysis for the financial year ended January 31, 2012 which are also available on SEDAR.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING; HOWEVER, SHOULD ANY OTHER MATTERS WHICH ARE NOT KNOWN TO MANAGEMENT PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE FORM OF PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

THIS INFORMATION CIRCULAR HAS BEEN APPROVED BY THE BOARD.

BY ORDER OF THE BOARD

“Gregory R. Anderson”

Gregory R. Anderson

President and CEO

SCHEDULE “A”

SHAREHOLDERS’ RESOLUTIONS

STOCK OPTION PLAN RESOLUTION

“BE IT RESOLVED as an ordinary resolution of the Disinterested Shareholders, with or without amendment, that:

1.

The 2012 Stock Option Plan as set forth in the Information Circular dated May 7, 2012 be approved and that the Board of Directors of Pacific Booker be authorized in their absolute discretion to establish and administer the 2012 Stock Option Plan in accordance with its terms and conditions;

2.

The maximum number of common shares of Pacific Booker reserved for issuance under the 2012 Stock Option Plan shall be the number equal to 20% of issued and outstanding common shares as at June 11, 2012; and

3.

The Board of Directors be authorized on behalf of Pacific Booker to make any amendments to the 2012 Stock Option Plan from time to time as may, in its discretion, be considered appropriate, provided that such amendments be subject to the approval of all applicable regulatory authorities.”

SCHEDULE “B”

PACIFIC BOOKER MINERALS INC.

(the “Company”)

AUDIT COMMITTEE CHARTER

(Dated for Reference May 7, 2012)

MANDATE

The audit committee (the “Committee”) will assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reporting process, the system of internal control and the audit process.

COMPOSITION

The Committee shall be comprised of at least three members.  Each member must be a director of the Company.  A majority of the members of the Committee shall not be officers or employees of the Company or of an affiliate of the Company.  At least one member of the Committee shall be financially literate.  All members of the Committee who are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of this Audit Committee Charter, the term “financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be appointed by the Board of Directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.  The Chair shall be financially literate and an independent director as defined in Section 1.4 of National Instrument 52-110 Audit Committees.

MEETINGS

Meetings of the Committee shall be scheduled to take place at regular intervals.  Unless all members are present and waive notice, or those absent waive notice before or after a meeting, the Chairman will give Committee members 24 hours’ advance notice of each meeting and the matters to be discussed at it.  Notice may be given personally, by telephone, facsimile or e-mail.

The external auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at any other meeting.  On request by the external auditor, the Chair shall call a meeting of the Committee to consider any matter that the external auditor believes should be brought to the attention of the Committee, the Board of Directors or the shareholders of the Company.

At each meeting of the Committee, a quorum shall consist of a majority of members that are not officers or employees of the Company or of an affiliate of the Company.  A member may participate in a meeting of the Committee in person or by telephone if all members participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other.  A member may participate in a meeting of the Committee by a communications medium other than telephone if all members participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all members who wish to participate in the meeting agree to such participation.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the external auditor to discuss any matters that the Committee or any of these groups believes would be appropriate to discuss privately.  In addition, the Committee should meet with the external auditor and management annually to review the Company’s financial statements.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities.  The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

RESPONSIBILITIES AND DUTIES

Financial Accounting and Reporting Process and Internal Controls

The Committee is responsible for reviewing the Company’s financial accounting and reporting process and system of internal control.  The Committee shall:

(a)

Review the annual audited financial statements to satisfy itself that they are presented in accordance with international financial reporting standards (“IFRS”) and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities.  The Committee shall also review the interim financial statements.

(b)

With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the external auditor and have meetings with the Company’s auditor without management present, as and when the Committee deems it appropriate to do so.  The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

(c)

Review any internal control reports prepared by management and the evaluation of such report by the external auditor, together with management’s response.

(d)

Review the Company’s financial statements, management’s discussion and analysis and annual and interim profit or loss, and any press releases related thereto before the Company publicly discloses this information.

(e)

Review and satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in paragraph (d) above, and periodically assess the adequacy of those procedures.

(f)

Meet no less frequently than annually with the external auditor and the Chief Financial Officer to review accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deem appropriate.

(g)

Inquire of management and the external auditor about significant financial risks or exposures, both internal and external, to which the Company may be subject, and assess the steps management has taken to minimize such risks.

(h)

Review the post-audit or management letter containing the recommendations of the external auditor and management’s response and subsequent follow-up to any identified weaknesses.

(i)

Establish procedures for:

(i)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Audit

External Auditor

The Committee has primary responsibility for the selection, appointment, dismissal and compensation and oversight of the external auditor, subject to the overall approval of the Board of Directors.  In carrying out this duty, the Committee shall:

(a)

Require the external auditor to report directly to the Committee.

(b)

Recommend to the Board of Directors the external auditor to be nominated at the annual general meeting for appointment as the external auditor for the ensuing year for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company and the compensation for the external auditor, or, if applicable, the replacement of the external auditor.

(c)

Review, annually, the performance of the external auditor.

(d)

Review and confirm the independence of the external auditor.

(e)

Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the external auditor and former independent external auditor of the Company.

(f)

Pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor.

Audit and Review Process and Results

The Committee is directly responsible for overseeing the work by the external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting) engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.  The Committee shall:

(a)

Review the external auditor’s audit plan, including the scope, procedures and timing of the audit.

(b)

Review the results of the annual audit with the external auditor, including matters related to the conduct of the audit.

(c)

Obtain timely reports from the external auditor describing critical accounting policies and practices, alternative treatments of information with IFRS that were discussed with management, their ramifications, and the external auditor’s preferred treatment.

(d)

Ensure that all material written communications between the Company and the external auditor are sent to the Committee.

(e)

Review fees paid by the Company to the external auditor and other professionals in respect of audit and non-audit services on an annual basis.

(f)

Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former auditor of the Company.

Other

(a)

Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

(b)

Report regularly and on a timely basis to the Board of Directors on matters coming before the Committee.

(c)

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board of Directors for approval.

AUTHORITY

The Committee is authorized to:

(a)

to seek any information it requires from any employee of the Company in order to perform its duties;

(b)

to engage, at the Company’s expense, independent legal counsel or other professional advisors on any matter within the scope of the role and duties of the Committee under this Charter;

(c)

to set and pay the compensation for any advisors engaged by the Committee; and

(d)

to communicate directly with the internal and external auditor of the Company.

This Charter supersedes and replaces all prior charters and other terms of reference pertaining to the Committee.